SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated  January 17, 2019
(Commission File No. 000-30918)

TELE2 AB (PUBL)
Skeppsbron 18
P.O. Box 2094
SE-103 13
Stockholm, Sweden
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒  Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐  No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐  No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐  No: ☒

Enclosures:
•	Tele2 – Investor Results Presentation for Third Quarter 2018, dated October 18, 2019
•	Tele2 – Interim Report January-September 2018, dated October 18, 2019

THIRD QUARTER 2018 October 18, 2018 Tele2 AB

Group highlights - Q3 2018 SEK billion Revenue Mobile end-user service revenue Adjusted EBITDA Operating cash flow, rolling 12m Q3 2018 6.5 3.7 2.0 4.9 % change reported 7% 8% 12% 14% % change LFL 4% 5% 9% Comments SEK 4.2bn rolling 12m OCF with a growth of 19% including the Netherlands LFL is constant currencies Operating cash flow = adjusted EBITDA - CAPEX

Delivering on our long term strategy Baltic Sea Challenger Sweden reverts to growth in MEUSR and adjusted EBITDA Baltics MEUSR up 3% and adjusted EBITDA up 9% LFL Rolling 12m operating cash flow up 3% to SEK 4.5bn Investment Markets Kazakhstan MEUSR growth of 22% LFL and adjusted EBITDA margin of 34% Croatia MEUSR growth of 12% and adjusted EBITDA growth of 40% LFL Accumulated repayments on Kazakhstan shareholder loan reach SEK ~ 750m Positively Fearless Brands Comviq awarded strongest telecom brand in Sweden by Evimetrix Good progress for Tele2 among B2B customers in Swedish SKI survey* Lithuania records all time low churn in postpaid consumer segment Transaction Update Tele2/Com Hem merger approved by EGMs and the European Commission Scheduled to close on November 5 Dutch merger regulatory process in Phase II LFL is constant currencies *Svenskt Kvalitetsindex

Baltic Sea Challenger

Sweden - Financials Mobile end-user service revenue (SEK million) +1% 1,938 1,932 1,911 1,925 1,950 Q3 '17 Q4 '17 Q1 '18 Q2 '18 Q3 '18 Adjusted EBITDA and margin (SEK million) +6% 1,113 1,054 1,066 1,042 1,181 29% 26% 27% 27% 31% Q3 '17 Q4 '17 Q1 '18 Q2 '18 Q3 '18 OCF and cash conversion, rolling 12m (SEK million) 3,429 3,609 3,459 3,441 3,437 80% 83% 81% 80% 79% Q3 '17 Q4 '17 Q1 '18 Q2 '18 Q3 '18 Q3 highlights Mobile end-user service revenue returned to growth, driven by B2B and Consumer Postpaid Adjusted EBITDA growth of 6% despite headwinds within fixed, driven by lower marketing spend and good cost control Rolling 12m OCF sustained at SEK 3.4bn, and high cash conversion rate at 79%

Sweden B2C - Resilient in a vibrant market Mobile end-user service revenue growth 0% Q3 '17 Q3 '18 Postpaid ASPU* +1% Q3 '17 Q3 '18 Campaigns Summer Power 30GB Extra VI Alskar Billig Surf Skaffa enkelt pa comviq.se Comvig.se Billigt, billigt, billigt. Q3 highlights Mobile end-user service revenue flat as growth within Comviq postpaid is offset by declines in prepaid and MBB Continued postpaid ASPU growth driven by Tele2 and stable ASPU levels in Comviq Comviq awarded strongest telecom brand in Sweden by Evimetrix * Small screen

SwedenB2B - Customer wins continue Revenue +1% Q3 '17 Q3 '18 Service revenue -3% Q3 '17 Q3 '18 Customer successes in the quarter Goteborg Energi Alvesta kommun Almhults kommun axfood Q3 highlights Revenue growth driven by equipment sales and a return to growth in mobile Service revenue decline driven by fixed legacy services. Mobile end-user service revenue growth of 3% Good progress for Tele2 among B2B customers in Swedish SKI survey New customer wins include Goteborg Energi, Axfood and the municipalities of Kavlinge, Alvesta, Markaryd and Almhult

Baltics - Financials Mobile end-user service revenue (SEK million) +3% 579 586 585 639 650 Q3 '17 Q4 '17 Q1 '18 Q2 '18 Q3 '18 Adjusted EBITDA and margin (SEK million) +9% 341 323 315 365 403 34% 30% 31% 32% 35% Q3 '17 Q4 '17 Q1 '18 Q2 '18 Q3 '18 OCF and cash conversion, rolling 12m (SEK million) 962 973 1,006 1,042 1,077 80% 78% 78% 78% 77% Q3 '17 Q4 '17 Q1 '18 Q2 '18 Q3 '18 Q3 highlights Mobile end-user service revenue growth driven by Lithuania (10% LFL) and Latvia (3% LFL) - Estonia is yet to recover Excluding effects from roaming outage in August, mobile end-user service revenue growth was 5% Strong EBITDA growth driven by higher service revenue and excellent cost discipline Rolling 12m OCF growth of 12% and continued high cash flow conversion at 77% LFL Adjusted for local currency and M and A

Baltics - Growth despite tougher comps ASPU development +1% Q3 '17 Q3 '18 4G smartphone penetration 46% 58% Q3 '17 Q3 '18 Brand campaigns TELE2 INTERNETS JOPROJAM ATRAKAIS LATVIJA! 41,18 MBIT/S Saskana ar 2018. gada piroa pusgada SPRK datiem Tele2 internetam ir vidcji Lielakais atrums Latvija - 41.18 Mbit/s Q3 highlights ASPU growth driven by upselling from prepaid to postpaid and to larger data bundles in Lithuania and Latvia Rising smartphone and MBB penetration, and higher data consumption drive business momentum Record low Lithuanian consumer postpaid churn, at mid-single digits Tele2 Latvia reconfirmed as having the fastest mobile internet download speeds in Hl 2018, by the national regulator

Investment Markets

Kazakhstan - Financials Mobile end-user service revenue (SEK million) +22% 505 552 534 613 628 Q3 '17 Q4 '17 Q1 '18 Q2 '18 Q3 '18 Adjusted EBITDA and margin (SEK million) +62% 168 196 202 264 274 26% 28% 29% 34% 34% Q3 '17 Q4 '17 Q1 '18 Q2 '18 Q3 '18 OCF and cash conversion, rolling 12m (SEK million) -18 142 313 493 639 -3% 22% 43% 59% 68% Q3 '17 Q4 '17 Q1 '18 Q2 '18 Q3 '18 Q3 highlights Mobile end-user service revenue growth of 22% driven by larger customer base and strong development in ASPU Adjusted EBITDA margin of 34% driven by revenue growth and cost discipline Cash generation continues to improve, KZT 6bn (SEK 153m) repayment of shareholder loan in the quarter, taking accumulated re-payments to SEK ~750m LFL Adjusted for local currency and M and A

Kazakhstan - Continued positive momentum ASPU development +17% Q3 '17 Q3 '18 Customer base +4% Q3 '17 Q3 '18 Net Promoter Score 23 21 33 33 Q3 '17 Q3 '18 Tele2 Altel Q3 highlights ASPU growth driven by new tariffs supporting monetization of increased data consumption Strong customer satisfaction is driving positive net adds in a competitive market Tele2 nominated for "Best Asian Project" at Capacity Global Carrier Awards 2018

Financial Overview

Group results Q3 2018 SEK million Revenue Adjusted EBITDA Adjusted EBITDA margin (%) Items affecting comparability D and A JVs and associated companies Operating profit Interest income/expenses Other financial items Taxes Net profit, continuing operations Discontinued operations Non-controlling interests Net profit, equity holders of parent 1 2 3 4 5 Q3 2018 6,538 1,984 30.3% -155 -658 -1 1,170 -71 -162 -264 673 -145 -24 504 Q3 2017 6,098 1,771 29.0% -35 -617 0 1,119 -76 -172 -184 687 -123 2 566 Comments 1 Revenue and adjusted EBITDA growth includes FX 2 tailwind of 3% 3 Including acquisition costs for Com Hem and integration costs for Com Hem and TDC 4 SEK 155m increase in Kazakhstan earn-out obligation to SEK 713m 5 Lower tax last year mainly related to recognition of a deferred tax asset in Germany of SEK 62 million

Group cash flow Q3 2018 SEK million Adjusted EBITDA, continuing operations Adjusted EBITDA, discontinued operations Financial items paid/received Taxes paid Changes in working capital CapEx paid Other cash items Free cash flow Of which free cash flow, discontinued operations Of which free cash flow, continuing operations 1 2 3 4 Q3 2018 1,984 147 -56 -97 54 -759 -94 1,179 -195 1,374 Q3 2017 1,771 122 0 -120 207 -669 -21 1,290 54 1,236 Comments 1 Discontinued operations reflecting mainly the Netherlands 2 Lower tax payments related to timing difference in Sweden 3 Includes items affecting comparability, e.g. acquisition and integration costs 4 YoY difference primarily related to working capital movements in the Netherlands

Operating cash flow Rolling 12 months, SEK million 77 145 340 538 728 3,377 3,371 3,361 3,337 3,172 3,245 3,284 3,332 3,815 4,055 4,218 4,362 4,225 4,180 4,160 -296 397 -481 -648 -649 -558 -490 -342 -210 -123 -906 -1,133 -1,185 -1,344 -1,707 -1,856 -1,838 -1,643 -1,150 -939 -746 -674 -732 -597 -661 Q1 '15 Q2 '15 Q3 '15 Q4 '15 Q1 '16 Q2 '16 Q3 '16 Q4 '16 Q1 '17 Q2 '17 Q3 '17 Q4 '17 Q1 '18 Q2 '18 Q3 '18 Baltic Sea Challenger and Rest of Group Investment Markets The Netherlands Netherlands includes intercompany adjustments

Debt position and financial leverage Total operations, Economic net debt to adjusted EBITDA rolling 12 months SEK billion 10.7 9.8 9.8 11.4 10.2 1.7 1.5 Sep 2017 Dec 2017 Mar 2018 Jun 2018 Sep 2018 Economic net debt Economic net debt to adjusted EBITDA 10.7 -2.0 2.0 -0.5 10.2 Sep 2017 Free cash flow Shareholder remuneration M and A and other Sep 2018 Economic net debt excludes liabilities to Kazakhtelecom, loan guaranteed by Kazakhtelecom and liability for earn-out obligation in Kazakhstan

Upgraded financial guidance 2018 Tele2 standalone Mobile end-user service revenue Mid-single digit % growth* Adjusted EBITDA (SEK billion) 7.0 - 7.2 CAPEX (SEK billion excluding spectrum) 1.9 - 2.2 * Based on continuing operations in constant currencies

To conclude...

Key priorities moving forward Prepare to close mergers in both Sweden and Netherlands Operational excellence to remain a high priority Growth from continued data monetization Further leverage our momentum in Baltics, Croatia and Kazakhstan Fearlessly liberate people to live a more connected life Positive Fearless Brands Connecting Things our Customers Love Digital First Customer Experience Winning Cost Structure

Tele2's Way2Win Our Purpose We fearlessly liberate people to live a more connected life Where We Play Baltic Sea Challenger Investment Markets IoT Cash Generators How We Win Positively Fearless Brands Connecting Things our Customers Love Digital First Customer Experience Winning Cost Structure Responsible Challenger Winning People and Culture

THANK YOU!

INTERIM REPORT THIRD QUARTER 2018

Q3 2018 HIGHLIGHTS
■ Mobile end-user service revenue growth of 5 percent and adjusted EBITDA growth of 9 percent, like-for-like
■ Rolling 12 months operating cash flow growth of 14 percent
■ Sweden returns to growth of 1 percent in mobile end-user service revenue, driven by B2B, and adjusted EBITDA growth of 6 percent
■ Continued momentum in our investment markets with like-for-like growth in mobile end-user service revenue of 22 percent in Kazakhstan and 12 percent in Croatia
■ Extraordinary General Meeting and European Commission approved Com Hem merger, with expected closing on November 5
■ 2018 financial guidance upgraded (see page 5)

Key Financial Data
	Q3			9M
SEK million	2018	2017	%	2018	2017	%
Revenue	6,538	6,098	7	19,289	18,215	6
Revenue, like-for-like	6,538	6,257	4	19,289	18,436	5
Mobile end-user service revenue	3,651	3,382	8	10,642	10,056	6
Mobile end-user service revenue, like-for-like	3,651	3,477	5	10,642	10,166	5
Adjusted EBITDA	1,984	1,771	12	5,439	4,928	10
Adjusted EBITDA, like-for-like	1,984	1,815	9	5,439	4,995	9
Operating profit	1,170	1,119	5	3,214	2,850	13
Operating profit excluding items affecting comparability (Note 3)	1,325	1,154	15	3,568	3,056	17
Net profit	673	687	-2	1,968	1,749	13
Earnings per share, after dilution (SEK)	1.28	1.35	-5	3.77	3.58	5
Operating cash flow, rolling 12 months	4,888	4,295	14	4,888	4,295	14

Revenue Q3 2018 6,538 SEK million	Adjusted EBITDA Q3 2018 1,984 SEK million

Continuing operations
Figures presented in this report refer to Q3 2018 and continuing operations unless otherwise stated. Figures shown in parentheses refer to the comparable periods in 2017. Tele2 Netherlands is reported as a discontinued operation, with comparative figures represented. Discontinued operations also include the former operations in Austria, Russia and Italy. See Note 11.

Non-IFRS measures
This report contains certain non-IFRS measures which are defined and reconciliated to the closest reconcilable line items on pages 14–15.
Tele2 – Interim Report January-September 2018 1 (32)

CEO Word, Q3 2018

The final quarter before the closing of the merger with Com Hem was once again a quarter of solid business trends, allowing us to make another upgrade of our full-year guidance. Mobile end-user service revenue growth was 5 percent and adjusted EBITDA growth was 9 percent, like-for-like. Our investment markets continue to outperform while Sweden remained resilient, returning to mid-single digit EBITDA growth as the drag from Roam Like at Home is now behind us. Operating cash flow for continuing operations grew by 14 percent on a rolling 12-months basis.

“Tele2 now has a well-defined roadmap to create a leading connectivity provider around the Baltic Sea, with optionality in our investment markets.”

In Sweden, the integration planning and the business momentum both made significant progress. Following an eventful first half of the year, competition in the mobile consumer market remained competitive but stable in Q3, as was our consumer mobile end-user service revenue. For the second consecutive year, Comviq was named the strongest telecom brand in the market by Evimetrix Swedish Brand Award, based on an extensive consumer survey. Furthermore, the SKI study published this week ranks Tele2 the main brand with the strongest customer satisfaction in the consumer market, and also making the largest improvement in the B2B market where it is now a close no. 2. Within B2B we are reporting 3 percent mobile end-user service revenue growth as we start to reap the benefits of the consistent customer wins over the past 18 months, despite market pressure. The total adjusted EBITDA in Sweden reverted to a healthy growth of 6 percent, helped by lower marketing expenses and strong network cost efficiency.
In the Baltics, we are now seeing tough comps following the surge in growth during 2017. Despite this, and despite one-off compensation costs for a roaming outage in August, we report like-for-like growth of 3 percent in mobile end-user service revenue and 9 percent in adjusted EBITDA. Excluding the effects of the roaming issue, mobile end-user service revenue grew by 5 percent. The drivers that underpin growth in the Baltics - rising data consumption, 4G smartphone penetration and postpaid penetration – are intact, as are therefore our mid-term growth aspirations.
Our Kazakh JV continues its tremendous journey from having posted adjusted EBITDA losses less than three years ago to a solid 34 percent margin today. Revenue growth remains above 20 percent, like-for-like, and we received another SEK 153 million of repayments on our shareholder loan in the quarter. We are strongly focused on further data monetization and are moving towards increased tariff flexibility for consumers, while at the same time limiting the vast unpaid usage of social media – in particular on video platforms.
In terms of momentum, Croatia is not far behind with a 12 percent growth in mobile end-user service revenue and 20 percent growth in adjusted EBITDA on an underlying basis, driven by our popular Unlimited services for smartphones and mobile broadband, as well as lower spectrum costs benefitting EBITDA.
Together, these two remaining investment markets have produced over SEK 700 million of positive operating cash flow (OCF) over the past 12 months, a significant turnaround from having produced a similar-sized OCF loss less than three years ago.
I am also very proud of our results in Equileap’s recent Gender Equality Global Report, where Tele2 is the 6th highest ranked company in the world on gender equality, and the second highest ranked telecommunications company globally. This is a result of our efforts to make Tele2 a strong, diverse and inclusive culture that gives equal opportunities, which come with equally high expectations, to people of diverse personal backgrounds.
With the closing of the merger with Com Hem only a few weeks away, we will soon be ready to take our customer-focused strategy to an even higher level. Tele2 and Com Hem share a common obsession to drive customer satisfaction through network quality and by adding ever more value to the end user. The merged company is now positioned to leverage these platforms even further by reaching out to a combined, larger, customer base and offer ubiquitous, high-quality connectivity and digital entertainment.
Tele2 now has a well-defined roadmap to create a leading connectivity provider around the Baltic Sea, with optionality in our investment markets. We have driven returns through disciplined asset allocation and focused our efforts on the markets where we can win.
The journey to this point has been exciting and memorable, and as I now hand over to the new leadership I want to express my full gratitude to each and every Tele2 colleague who have been part of my Tele2 journey over the past four plus years. Your vibrant, challenger-oriented spirit is the energy that drives Tele2 forward, to ever stronger achievements. I wish all of you every success in the future, as your mission continues to liberate people to live a more connected life.

Allison Kirkby
President and CEO

Tele2 – Interim Report January-September 2018 2 (32)

Financial overview

Tele2’s financial performance is driven by a consistent focus on developing mobile services on own infrastructure, complemented in certain countries by fixed broadband services and B2B offerings. In addition, the Group concentrates on maximizing the return from legacy fixed line services.

Net customer intake amounted to 171,000 (137,000) customers in Q3 2018. The customer net intake in mobile services amounted to 192,000 (159,000), with better intake in Sweden, Lithuania and Latvia compared to last year. The fixed broadband customer base decreased by –5,000 (–6,000), with declines in both Sweden and Germany. In line with the market trend, the number of fixed telephony customers continued to decline. On September 30, 2018, the total customer base amounted to 15,640,000 (15,379,000).

Revenue in Q3 2018 amounted to SEK 6,538 (6,098) million. The increase in revenue is mainly explained by strong mobile end-user service revenue growth in the Baltics, Kazakhstan and Croatia as well as more equipment sales in Sweden and the Baltics.

Mobile end-user service revenue in Q3 2018 amounted to SEK 3,651 (3,382) million. The increase compared to last year is primarily related to customer and ASPU growth in the Baltics, Kazakhstan and Croatia.

Adjusted EBITDA in Q3 2018 amounted to SEK 1,984 (1,771) million, which is equivalent to an adjusted EBITDA margin of 30 (29) percent. The increase in adjusted EBITDA compared to last year is explained by higher profit levels in Sweden, the Baltics, Kazakhstan and Croatia, driven primarily by revenue growth.

Operating profit in Q3 2018 amounted to SEK 1,170 (1,119) million and SEK 1,325 (1,154) million excluding items affecting comparability. Operating profit was negatively affected by items affecting comparability totaling SEK –155 (–35) million, consisting of acquisition costs related to the Com Hem merger and integration costs for Com Hem and TDC in Sweden (Note 3).

Profit after financial items in Q3 2018 amounted to SEK 937 (871) million.

Net profit in Q3 2018 was SEK 673 (687) million. Reported tax for Q3 2018 amounted to SEK –264 (–184) million, where the lower tax cost last year mainly was related to recognition of a deferred tax asset in Germany of SEK 62 million (Note 4). Tax payments affecting cash flow amounted to SEK –97 (–120) million in the quarter.

CAPEX in Q3 2018 amounted to SEK 420 (377) million, as investments were higher in all segments apart from Kazakhstan and Other.

Free cash flow from total operations in Q3 2018 amounted to SEK 1,179 (1,290) million. This included a change in working capital of SEK 54 (207) million.

Net debt amounted to SEK 11,190 (11,338) million and economic net debt amounted to SEK 10,222 (10,698) million on September 30, 2018 and September 30, 2017 respectively, or 1.49 times 12 months rolling adjusted EBITDA.

Revenue and Mobile end-user service revenue	Adjusted EBITDA/Adjusted EBITDA margin
SEK million	SEK million/Percent

Tele2 – Interim Report January-September 2018 3 (32)

FINANCIAL SUMMARY

SEK million	Q3 2018	Q3 2017	FY 2017
Mobile
Net customer intake (thousands)	192	159	428
Revenue	5,613	5,103	20,720
Adjusted EBITDA	1,842	1,569	5,848
Operating profit excl. items affecting comparability	1,297	1,107	3,870
CAPEX	287	258	1,353

Fixed broadband
Net customer intake (thousands)	–5	–6	–21
Revenue	287	335	1,348
Adjusted EBITDA	31	55	153
Operating loss excl. items affecting comparability	–14	–13	–112
CAPEX	28	31	159

Fixed telephony
Net customer intake (thousands)	–16	–15	–70
Revenue	111	131	546
Adjusted EBITDA	45	55	225
Operating profit excl. items affecting comparability	44	53	216
CAPEX	1	2	12

Other operations
Revenue	527	529	2,172
Adjusted EBITDA	66	92	214
Operating loss excl. items affecting comparability	–2	7	–130
CAPEX	104	86	409

Group
Net customer intake (thousands)	171	137	336
Revenue	6,538	6,098	24,786
Adjusted EBITDA	1,984	1,771	6,440
Operating profit excl. items affecting comparability (Note 3)	1,325	1,154	3,844
Operating profit	1,170	1,119	3,586
CAPEX	420	377	1,933

Profit after financial items	937	871	2,930
Net profit	673	687	2,411
Cash flow from operating activities, total operations	1,938	1,959	5,732
Cash flow from operating activities, continuing operations	1,829	1,686	5,404
Free cash flow, total operations	1,179	1,290	2,519
Free cash flow, continuing operations	1,374	1,236	3,148

Revenue per service area, Q3 2018	Revenue per country, Q3 2018

Tele2 – Interim Report January-September 2018 4 (32)

Financial guidance

Full-year financial guidance excluding contribution from Com Hem
Tele2 expects to report full-year and fourth quarter results including contribution from Com Hem for the period November 5 – December 31. The following financial guidance is provided on a stand-alone basis, i.e. excluding the contribution from Com Hem. This is consistent with guidance provided earlier in 2018.

Tele2 upgrades the following guidance for 2018 for continuing operations in constant currencies:
■ Mobile end-user service revenue growth of mid-single digits (unchanged)
■ Adjusted EBITDA between SEK 7.0 and 7.2 billion (previously between SEK 6.8 and 7.1 billion)
■ CAPEX between SEK 1.9 and 2.2 billion excluding spectrum investments (previously between SEK 2.1 and 2.4 billion)

Financial leverage target and shareholder remuneration framework for Tele2, post the merger with Com Hem
The financial leverage target and shareholder remuneration framework are as follows:

■	Enlarged Tele2 will seek to operate within a net debt/adjusted EBITDA range of between 2.5–3.0x and maintain investment grade credit metrics

■	Enlarged Tele2’s policy will aim to maintain target leverage by distributing capital to shareholders through:

–	An ordinary dividend of at least 80 percent of equity free cash flow; and

–	Extraordinary dividends and/or share repurchases, based on remaining equity free cash flow, proceeds from asset sales and re-leveraging of adjusted EBITDA growth

Based on this policy, Enlarged Tele2 is expected to distribute in excess of 100 percent of equity free cash flow to shareholders, through a combination of dividends and share repurchases.

Tele2 – Interim Report January-September 2018 5 (32)

Overview by country

Like-for-like figures

Mobile end-user service revenue				Adjusted EBITDA
SEK million	2018 Q3	2017 Q3	Growth	SEK million	2018 Q3	2017 Q3	Growth
Sweden	1,950	1,938	1%	Sweden	1,181	1,113	6%
Lithuania	342	312	10%	Lithuania	231	189	22%
Latvia	199	193	3%	Latvia	126	129	–3%
Estonia	109	128	–15%	Estonia	46	51	–11%
Kazakhstan	628	517	22%	Kazakhstan	274	169	62%
Croatia	293	262	12%	Croatia	130	93	40%
Germany	77	89	–14%	Germany	65	72	–10%
Other	53	38	37%	Other	–69	–3	n/a
Total	3,651	3,477	5%	Total	1,984	1,815	9%

BALTIC SEA CHALLENGERS

Sweden
Net mobile customer intake was positive at 25,000 (13,000), with improvements in both gross intake and churn within B2B, as well as continued strong performance by Comviq postpaid.
Mobile end-user service revenue grew by 1 percent, with the introduction of Roam Like at Home having no remaining impact on the growth rate in Q3.
Adjusted EBITDA grew by 6 percent, despite the continued revenue decline from fixed services, driven by a reduction of marketing expenses and continued strong network cost efficiency.
CAPEX increased driven mainly by higher investments in network and IT development.

Sweden Consumer
The price fighter segment continued to be competitive in Q3, with a focus on sign-on bonuses and large data bundles. In the main brand segment, competition was focused on Unlimited offerings and hardware bundles. Tele2 continued to focus on data monetization, driving upgrades to Unlimited.
Consumer mobile end-user service revenue growth was flat, as growth within Comviq postpaid was offset by declines in prepaid and mobile broadband. Data consumption per postpaid customer increased by approximately 30 percent.

Sweden B2B
As expected, competition driven by players challenging the incumbent’s premium pricing position results in continued pressure on market pricing.
In the well known Swedish Quality Index survey, Tele2 was recognized a close no. 2 in B2B customer satisfaction, making the largest progress of all brands in the market.
Revenue was stable, with a decline of 3 percent in end-user service revenue driven by falling revenue from legacy products, offset by growth in mobile and equipment revenue. Mobile end-user service revenue grew for the first time in six quarters, by 3 percent, driven by a consistent growth in the customer base over this period.
Significant contract wins in the third quarter included new contracts with Axfood and the municipalities of Kävlinge, Alvesta, Markaryd and Älmhult, as well as contract renewals with Skatteverket, Visma Retail and Landstinget Västmanland.

Lithuania
The market competition has focused on multi-play and no-frills offerings, and Tele2 has continued to successfully leverage its strong dual-brand and mobility first position. In the quarter, Tele2 added several big bucket options to meet demand for more mobile data, and made product and tariff simplifications to meet demand for simplicity and price.
All main segments, including consumer postpaid, mobile broadband and B2B, performed well and contributed to a net customer intake of 35,000 (20,000), supported by strong brand perception and low churn.
Mobile end-user service revenue grew by 10 percent in local currency, on the back of an increase in the postpaid consumer and mobile broadband customer bases, as well as rising ASPU, driven by upselling.
Adjusted EBITDA increased by 22 percent in local currency on the back of higher revenue, and the adjusted EBITDA margin rose to 37 (34) percent.

Latvia
Competition was focused on back-to-school campaigns with handset promotions and communication of bundled offers. Tele2 introduced family propositions during the quarter.
In an auction for 3.5 GHz spectrum, Tele2 won another 50 MHz for a price of EUR 6.5 million, and now has a leading position for 5G with an uninterrupted 100 MHz in this band. The investment is expected to be recognized as CAPEX in Q1, 2019, when the spectrum becomes available.
The net customer intake was positive at 22,000 (14,000), with growth in both postpaid and prepaid.
Mobile end-user service revenue grew by 3 percent in local currency, driven by ASPU growth mainly related to data monetization from selling larger bundles.
The adjusted EBITDA margin of 37 (39) percent was sustained at high levels due to the increase in mobile end-user service revenue and successful cost management.

Tele2 – Interim Report January-September 2018 6 (32)

Estonia
Initiatives by the competition included video streaming and content offerings, as well as 5G trial services. Tele2 continued to readjust its commercial model towards higher quality by focusing on retail and online, and by moving away from telemarketing.
The net customer intake was negative, partly driven by the continued decline of Starman-branded mobile broadband customers following its takeover by Elisa.
Mobile end-user service revenue declined by 15 percent as a result of the fierce, telemarketing-driven competition in previous quarters, and also in part due to a roaming outage in August. Excluding the effects of the roaming outage, the mobile end-user service revenue was slightly higher than in Q2.
Adjusted EBITDA of SEK 46 (49) million and the adjusted EBITDA margin of 24 (26) percent both represented a decline compared to the corresponding period last year, but a material improvement compared to the previous quarter.

INVESTMENT MARKETS

Kazakhstan
The competition in the market was similar to previous quarters. Towards the end of the quarter Tele2 took steps to reduce the amount of zero-rated data on social networks, introducing product offerings allowing customers to redistribute the bundle’s contents between data, voice and SMS allowances, without additional charges. This follows from Tele2’s strategy to pursue data monetization while still providing leading commercial offerings to customers who seek great flexibility to consume mobile voice and data.
The net customer intake was similar to last year at 62,000 (61,000). Mobile end-user service revenue grew by 22 percent in local currency, driven by a 4 percent higher customer base and 17 percent higher ASPU.
The adjusted EBITDA margin reached 34 (26) percent owing mostly to growth in mobile end-user service revenue and strong cost discipline.
Low CAPEX relates to lower rollout activities following high investments during the Tele2/Altel network integration period in 2017.

Croatia
The market competition was largely focused on converged offers and promotions for content, value-added services and hardware. Tele2 continued to invest in own stores and focused promotions on the unique Unlimited offer. A positive trend for customer satisfaction seen throughout the year continued in the quarter.
Mobile end-user service revenue grew by 12 percent in local currency due to a 7 percent higher customer base and 5 percent higher ASPU, both related in large part to the success of the Unlimited data offerings for smartphones and mobile broadband.
Adjusted EBITDA grew to SEK 130 million, including a SEK 19 million reversal of a provision. Excluding the reversal, adjusted EBITDA grew by 20 percent due mainly to the growth in mobile end-user service revenue and the reduction of the spectrum cost, which saved SEK 15 million compared to the same period in the previous year.

CASH GENERATOR

Germany
The decline of the customer base continues, however still slower than expected. Revenue fell by 17 percent, like-for-like, to SEK 135 (150) million.
The continued focus on profitability and cash generation through value-based retention and cost optimization resulted in an adjusted EBITDA of SEK 65 (67) million, representing an adjusted EBITDA margin of 48 (45) percent.

Tele2 – Interim Report January-September 2018 7 (32)

Number of customers

	Number of customers		Net intake
	2018	2017	2018	2017	2018	2017
by thousands	Sep 30	Sep 30	Jan 1-Sep 30	Jan 1-Sep 30	Jul 1-Sep 30	Jul 1-Sep 30

Sweden
Mobile	3,848	3,874	14	–30	25	13
Fixed broadband	44	53	–7	–9	–2	–3
Fixed telephony	104	138	–26	–25	–8	–7
Other operations	1	1	–	–1	–	–1
	3,997	4,066	–19	–65	15	2

Lithuania
Mobile	1,869	1,795	77	22	35	20
	1,869	1,795	77	22	35	20

Latvia
Mobile	964	968	12	23	22	14
	964	968	12	23	22	14

Estonia
Mobile	451	469	–13	–10	–8	–5
	451	469	–13	–10	–8	–5

Kazakhstan
Mobile	7,091	6,814	177	374	62	61
	7,091	6,814	177	374	62	61

Croatia
Mobile	945	884	104	83	60	62
	945	884	104	83	60	62

Germany
Mobile	130	147	–12	–22	–4	–6
Fixed broadband	27	37	–8	–8	–3	–3
Fixed telephony	166	199	–25	–29	–8	–8
	323	383	–45	–59	–15	–17

TOTAL
Mobile	15,298	14,951	359	440	192	159
Fixed broadband	71	90	–15	–17	–5	–6
Fixed telephony	270	337	–51	–54	–16	–15
Other operations	1	1	–	–1	–	–1
TOTAL NUMBER OF CUSTOMERS AND NEW INTAKE	15,640	15,379	293	368	171	137

TOTAL NUMBER OF CUSTOMERS AND NET CHANGE	15,640	15,379	293	368	171	137

Tele2 – Interim Report January-September 2018 8 (32)

Revenue

	2018	2017	2018	2017
SEK million	Jan 1-Sep 30	Jan 1-Sep 30 (Restated)	Jul 1-Sep 30	Jul 1-Sep 30 (Restated)

Sweden
Mobile	9,136	8,809	3,023	2,895
Fixed broadband	811	949	262	308
Fixed telephony	230	286	73	90
Other operations	1,493	1,480	470	482
	11,670	11,524	3,828	3,775

Lithuania
Mobile	1,767	1,428	631	510
	1,767	1,428	631	510

Latvia
Mobile	960	841	339	305
	960	841	339	305

Estonia
Mobile	528	511	175	174
Fixed broadband	12	–	4	–
Fixed telephony	2	2	1	–
Other operations	35	32	12	11
	577	545	192	185

Kazakhstan
Mobile	2,266	2,011	795	652
	2,266	2,011	795	652

Croatia
Mobile	1,419	1,232	536	463
	1,419	1,232	536	463

Germany
Mobile	235	254	77	82
Fixed broadband	65	80	21	27
Fixed telephony	112	130	37	41
	412	464	135	150

Other
Mobile	147	110	53	38
Other operations	118	98	45	36
	265	208	98	74

TOTAL
Mobile	16,458	15,196	5,629	5,119
Fixed broadband	888	1,029	287	335
Fixed telephony	344	418	111	131
Other operations	1,646	1,610	527	529
	19,336	18,253	6,554	6,114
Internal sales, elimination	–47	–38	–16	–16
TOTAL	19,289	18,215	6,538	6,098

Tele2 – Interim Report January-September 2018 9 (32)

Mobile revenue split

	2018	2017	2018	2017
SEK million	Jan 1-Sep 30	Jan 1-Sep 30 (Restated)	Jul 1-Sep 30	Jan 1-Sep 30 (Restated)

Sweden, mobile
End-user service revenue	5,786	5,821	1,950	1,938
Operator revenue	613	641	206	222
Equipment revenue	2,293	1,893	720	584
Other revenue	441	453	146	151
Internal sales	3	1	1	–
	9,136	8,809	3,023	2,895

Lithuania, mobile
End-user service revenue	979	827	342	286
Operator revenue	188	166	70	59
Equipment revenue	579	421	211	160
Internal sales	21	14	8	5
	1,767	1,428	631	510

Latvia, mobile
End-user service revenue	572	494	199	177
Operator revenue	151	158	53	56
Equipment revenue	224	176	83	66
Internal sales	13	13	4	6
	960	841	339	305

Estonia, mobile
End-user service revenue	323	336	109	116
Operator revenue	65	59	22	21
Equipment revenue	136	112	43	35
Internal sales	4	4	1	2
	528	511	175	174

Kazakhstan, mobile
End-user service revenue	1,775	1,544	628	505
Operator revenue	475	450	162	142
Equipment revenue	16	17	5	5
	2,266	2,011	795	652

Croatia, mobile
End-user service revenue	825	670	293	240
Operator revenue	211	195	107	89
Equipment revenue	377	361	134	131
Internal sales	6	6	2	3
	1,419	1,232	536	463

Germany, mobile
End-user service revenue	235	254	77	82
	235	254	77	82

Other, mobile
End-user service revenue	147	110	53	38
	147	110	53	38

TOTAL MOBILE
End-user service revenue	10,642	10,056	3,651	3,382
Operator revenue	1,703	1,669	620	589
Equipment revenue	3,625	2,980	1,196	981
Other revenue	441	453	146	151
Internal sales	47	38	16	16
TOTAL	16,458	15,196	5,629	5,119

Tele2 – Interim Report January-September 2018 10 (32)

Adjusted EBITDA

	2018	2017	2018	2017
SEK million	Jan 1-Sep 30	Jan 1-Sep 30 (Restated)	Jul 1-Sep 30	Jul 1-Sep 30 (Restated)

Sweden
Mobile	2,924	2,895	1,037	970
Fixed broadband	81	120	22	46
Fixed telephony	69	82	21	26
Other operations	215	201	101	71
	3,289	3,298	1,181	1,113

Lithuania
Mobile	613	492	231	174
	613	492	231	174

Latvia
Mobile	349	301	126	118
	349	301	126	118

Estonia
Mobile	101	126	39	44
Fixed broadband	7	–	3	–
Fixed telephony	–	1	–	1
Other operations	13	10	4	4
	121	137	46	49

Kazakhstan
Mobile	740	447	274	168
	740	447	274	168

Croatia
Mobile	251	148	130	85
	251	148	130	85

Germany
Mobile	102	81	35	30
Fixed broadband	17	22	6	9
Fixed telephony	72	87	24	28
	191	190	65	67

Other
Mobile	–79	–67	–30	–20
Other operations	–36	–18	–39	17
	–115	–85	–69	–3

TOTAL
Mobile	5,001	4,423	1,842	1,569
Fixed broadband	105	142	31	55
Fixed telephony	141	170	45	55
Other operations	192	193	66	92
TOTAL	5,439	4,928	1,984	1,771

Tele2 – Interim Report January-September 2018 11 (32)

Operating profit/loss

	2018	2017	2018	2017
SEK million	Jan 1-Sep 30	Jan 1-Sep 30 (Restated)	Jul 1-Sep 30	Jul 1-Sep 30 (Restated)

Sweden
Mobile	2,166	2,179	767	730
Fixed broadband	–79	–73	–22	–20
Fixed telephony	65	75	20	24
Other operations	38	–15	48	–6
	2,190	2,166	813	728

Lithuania
Mobile	487	390	186	139
	487	390	186	139

Latvia
Mobile	247	207	91	86
	247	207	91	86

Estonia
Mobile	7	44	7	15
Fixed broadband	7	–	2	–
Fixed telephony	–	1	–	1
Other operations	7	5	2	2
	21	50	11	18

Kazakhstan
Mobile	414	101	148	66
	414	101	148	66

Croatia
Mobile	165	82	96	63
	165	82	96	63

Germany
Mobile	100	78	33	30
Fixed broadband	16	18	6	7
Fixed telephony	72	87	24	28
	188	183	63	65

Other
Mobile	–85	–71	–31	–22
Other operations	–59	–52	–52	11
	–144	–123	–83	–11

TOTAL
Mobile	3,501	3,010	1,297	1,107
Fixed broadband	–56	–55	–14	–13
Fixed telephony	137	163	44	53
Other operations	–14	–62	–2	7
	3,568	3,056	1,325	1,154

Items affecting comparability	–354	–206	–155	–35
TOTAL	3,214	2,850	1,170	1,119

Tele2 – Interim Report January-September 2018 12 (32)

CAPEX

	2018	2017	2018	2017
SEK million	Jan 1-Sep 30	Jan 1-Sep 30 (Restated)	Jul 1-Sep 30	Jul 1-Sep 30 (Restated)

Sweden
Mobile	416	284	151	106
Fixed broadband	100	105	28	31
Fixed telephony	9	6	1	2
Other operations	116	83	56	25
	641	478	236	164

Lithuania
Mobile	103	77	43	25
	103	77	43	25

Latvia
Mobile	69	56	25	19
	69	56	25	19

Estonia
Mobile	66	56	25	22
	66	56	25	22

Kazakhstan
Mobile	149	353	16	56
	149	353	16	56

Croatia
Mobile	71	54	23	22
	71	54	23	22

Other
Mobile	18	18	4	8
Other operations	283	178	48	61
	301	196	52	69

TOTAL
Mobile	892	898	287	258
Fixed broadband	100	105	28	31
Fixed telephony	9	6	1	2
Other operations	399	261	104	86
TOTAL	1,400	1,270	420	377

Tele2 – Interim Report January-September 2018 13 (32)

Non-IFRS measures

This report contains certain financial measures that are not defined by IFRS, but are used by Tele2 to assess the financial performance of the business. These measures are included in the report as they are considered important supplementary measures of operating performance and liquidity. They should not be considered a substitute to Tele2’s financial statements prepared in accordance with IFRS. Tele2’s definitions of these measures are described below, but other companies may calculate non-IFRS measures differently and these measures are therefore not always comparable to similar measures used by other companies.

Adjusted EBITDA and adjusted EBITDA margin
Tele2 considers adjusted EBITDA and adjusted EBITDA margin to be relevant measures to present in order to illustrate the profitability of the underlying business, and as these are used by management to assess the performance of the business.

Adjusted EBITDA: Operating profit/loss from continuing operations before depreciation/amortization and impairment, results from shares in joint ventures and associated companies and items affecting comparability.

Items affecting comparability: Impairment losses and transactions from strategic decisions, such as capital gains and losses from sales of operations, acquisition costs, integration costs due to acquisition or merger, restructuring programs from reorganizations (i.e. Challenger program, costs for phasing out operations and personnel redundancy costs), as well as other items with the character of not being part of normal daily operations and that affects comparability.

Adjusted EBITDA margin: Adjusted EBITDA in relation to revenue excluding items affecting comparability.

SEK million	2018 Jan 1-Sep 30	2017 Jan 1-Sep 30	2018 Jul 1-Sep 30	2017 Jul 1-Sep 30
CONTINUING OPERATIONS
Operating profit	3,214	2,850	1,170	1,119
Reverse:
Depreciation/amortization and impairment	1,884	1,873	658	617
Result from shares in joint ventures and associated companies	–13	–1	1	–
Items affecting comparability:
-Acquisition costs	204	1	44	–
-Integration costs	150	136	111	25
-Challenger program	–	69	–	10
Total items affecting comparability	354	206	155	35
Adjusted EBITDA	5,439	4,928	1,984	1,771
Revenue	19,289	18,215	6,538	6,098
Adjusted EBITDA margin (percent)	28%	27%	30%	29%

CAPEX paid and CAPEX
Tele2 considers CAPEX paid relevant to present as it provides an indication of how much the company invests organically on intangible and tangible assets to maintain and expand its business. Tele2 believes that it is relevant to present CAPEX to provide a view on how much Tele2 invests organically on intangible and tangible assets to maintain and grow its business which is not dependent on the timing of cash payments.

CAPEX paid: Cash paid for the additions to intangible and tangible assets net of cash proceeds from sales of intangible and tangible assets.

CAPEX: Additions to intangible and tangible assets that are capitalized on the balance sheet.

SEK million	2018 Jan 1-Sep 30	2017 Jan 1-Sep 30	2018 Jul 1-Sep 30	2017 Jul 1-Sep 30
TOTAL OPERATIONS
Additions to intangible and tangible assets	–2,297	–2,380	–763	–671
Sale of intangible and tangible assets	23	11	4	2
CAPEX paid	–2,274	2,369	–759	–669
This period’s unpaid CAPEX and reversal of paid CAPEX from previous periods	214	436	47	120
Reverse received payment of sold intangible and tangible assets	–23	–11	–4	–2
CAPEX	–2,083	–1,944	–716	–551
CONTINUING OPERATIONS
Additions to intangible and tangible assets	–1,413	–1,620	–459	–452
Sale of intangible and tangible assets	23	11	4	2
CAPEX paid	–1,390	–1,609	–455	–450
This period’s unpaid CAPEX and reversal of paid CAPEX from previous periods	13	350	39	75
Reverse received payment of sold intangible and tangible assets	–23	–11	–4	–2
CAPEX	–1,400	–1,270	–420	–377

Tele2 – Interim Report January-September 2018 14 (32)

Free cash flow
Tele2 considers free cash flow to be relevant to present as it provides a view of funds generated from operating activities which also includes investments in intangible and tangible assets. Management believes that free cash flow is meaningful to investors because it is the measure of the Group’s funds available for acquisition related payments, dividends to shareholders, share repurchases and debt repayment.

Free cash flow: Cash flow from operating activities less CAPEX paid.

SEK million	2018 Jan 1-Sep 30	2017 Jan 1-Sep 30	2018 Jul 1-Sep 30	2017 Jul 1-Sep 30
TOTAL OPERATIONS
Cash flow from operating activities	4,032	4,657	1,938	1,959
CAPEX paid	–2,274	–2,369	–759	–669
Free cash flow	1,758	2,288	1,179	1,290
CONTINUING OPERATIONS
Cash flow from operating activities	3,811	4,221	1,829	1,686
CAPEX paid	–1,390	–1,609	–455	–450
Free cash flow	2,421	2,612	1,374	1,236

Operating cash flow
Tele2 considers operating cash flow a relevant measure to present as it gives an indication of the profitability of the underlying business while also taking into account the investments needed to maintain and grow the business.

Operating cash flow: Adjusted EBITDA less CAPEX.

SEK million	Oct 1, 2017- Sep 30, 2018	Oct 1, 2016- Sep 30, 2017	2018 Jan 1-Sep 30	2017 Jan 1-Sep 30	2018 Jul 1-Sep 30	2017 Jul 1-Sep 30
CONTINUING OPERATIONS
Adjusted EBITDA	6,951	6,332	5,439	4,928	1,984	1,771
CAPEX	–2,063	–2,037	–1,400	–1,270	–420	–377
Operating cash flow	4,888	4,295	4,039	3,658	1,564	1,394

Net debt and economic net debt
Tele2 believes that net debt is relevant to present as it is useful to illustrate the indebtedness, financial flexibility, and capital structure. Furthermore, economic net debt is considered relevant as it excludes liabilities to Kazakhtelecom, loan guaranteed by Kazakhtelecom and the liability for the earn-out obligation in Kazakhstan, and thereby taking into account the specific contractual arrangements in the Kazakh business.

Net debt: Interest-bearing non-current and current liabilities excluding equipment financing, provisions, cash and cash equivalents, current investments, restricted cash and derivatives.

Economic net debt: Net debt excluding liabilities to Kazakhtelecom, liability for earn-out obligation in Kazakhstan and loan guaranteed by Kazakhtelecom.

SEK million	Sep 30, 2018	Sep 30, 2017	Dec 31, 2017	Dec 31, 2016
Interest-bearing non-current liabilities	11,097	11,639	11,565	8,954
Interest-bearing current liabilities	2,621	2,026	820	3,388
Excluding equipment financing	–	–21	–8	–70
Excluding provisions	–1,298	–1,255	–1,080	–1,310
Cash & cash equivalents, current investments and restricted funds	–1,217	–1,072	–806	–279
Derivatives	–13	–	–17	–55
Net debt for assets classified as held for sale	–	21	–	–
Net debt	11,190	11,338	10,474	10,628
Excluding:
Liabilities to Kazakhtelecom	–30	–24	–26	–24
Liabilities for earn-out obligation Kazakhstan	–713	–392	–432	–100
Loan guaranteed by Kazakhstan	–225	–224	–246	–67
Economic net debt	10,222	10,698	9,770	10,437

Like-for-like
Tele2 believes that like-for-like growth rates are relevant to present as they exclude effects from currency movements as well as divestments and acquisitions, and are therefore providing an indication of the underlying performance.

Like-for-like growth rates: Calculated at constant currency, meaning that comparative figures have been recalculated using the currency rates for the current period, and excluding effects of divestments and acquisitions.

Tele2 – Interim Report January-September 2018 15 (32)

Parent Company

Income statement

SEK million	2018 Jan 1-Sep 30	2017 Jan 1-Sep 30 (Restated)

Revenue	42	44
Administrative expenses	–86	–92
Other operating expenses	–256	–
Operating loss	–300	–48

Dividend from group company	–	7,000
Exchange rate difference on financial items	–60	–5
Net interest expenses and other financial items	–205	–213
Profit/loss after financial items	–565	6,734

Tax on profit/loss	125	59
NET PROFIT/LOSS	–440	6,793

Balance sheet

SEK million	Note	Sep 30, 2018	Dec 31, 2017 (Restated)

ASSETS

NON-CURRENT ASSETS
Financial assets		13,600	13,608
NON-CURRENT ASSETS		13,600	13,608

CURRENT ASSETS
Current receivables		11,642	13,065
CURRENT ASSETS		11,642	13,065

ASSETS		25,242	26,673

EQUITY AND LIABILITIES

EQUITY
Restricted equity	8	5,619	5,619
Unrestricted equity	8	8,080	10,470
EQUITY		13,699	16,089

NON-CURRENT LIABILITIES
Interest-bearing liabilities	5	9,680	9,830
Non-interest-bearing liabilities		1	–
NON-CURRENT LIABILITIES		9,681	9,830

CURRENT LIABILITIES
Interest-bearing liabilities	5	1,617	656
Non-interest-bearing liabilities		245	98
CURRENT LIABILITIES		1,862	754

EQUITY AND LIABILITIES		25,242	26,673

Tele2 – Interim Report January-September 2018 16 (32)

Other items

Risks and uncertainty factors
Tele2’s operations are affected by a number of external factors. The risk factors considered to be most significant to Tele2’s future development are insufficient spectrum availability, changes in regulatory legislation, market dynamics, failure to deliver on strategic transformation initiatives, operations in Kazakhstan, failure of network IT and infrastructure, data protection and cyber security, instability in partnerships and Joint Ventures, unstable geopolitical conditions, and financial risks such as currency risk, interest risk, liquidity risk, credit risk, risks related to tax matters and impairment of assets. Additionally, there is a risk that Tele2 may not be able to obtain sufficient funding for its operations. Please refer to Tele2’s annual report for 2017 (Administration report and Note 2) for a detailed description of Tele2’s risk exposure and risk management.

Nomination Committee for the 2019 Annual General Meeting
In accordance with the resolution of the 2018 Annual General Meeting on May 21, a Nomination Committee has been convened, consisting of members appointed by the largest shareholders in terms of voting interest in Tele2 AB (publ) (“Tele2”).
The Nomination Committee comprises Georgi Ganev appointed by Kinnevik AB, John Hernander appointed by Nordea Funds, and Hans Ek appointed by SEB Investment Management AB.
The three members of the Nomination Committee have been appointed by shareholders that jointly represent approximately 52 percent of the total votes in Tele2. The members of the Nomination Committee appointed Georgi Ganev as the Committee Chairman at their first meeting.
Information about the work of the Nomination Committee can be found on Tele2’s corporate website at www.tele2.com. Shareholders wishing to propose candidates for election to the Board of Directors of Tele2 should submit their proposal in writing to agm@tele2.com or to legal counsel Katarina Areskoug, Tele2 AB (publ), P.O. Box 62, SE 164 94 Kista, Sweden.

Ongoing Phase II investigation by the European Commission into Dutch merger between Tele2 and T-Mobile
On June 12, 2018, the European Commission (EC) announced its decision to initiate a Phase II investigation into the merger of Tele2 Netherlands and T-Mobile Netherlands. The EC has set the date for a final decision to be November 30, 2018, however the EC has the right to extend the investigation under certain circumstances.

Merger with Com Hem
The Extraordinary General Meeting of Tele2 on September 21, 2018, voted in accordance with the recommendations by the Tele2 Board of Directors for resolutions to approve the merger with Com Hem. The meeting furthermore elected Lars-Åke Norling as new Board member of Tele2, with effect from the meeting, and elected Andrew Barron and Eva Lindqvist as new Board members, effective after closing of the merger with Com Hem.
On October 8, the European Commission announced its decision to approve the merger with Com Hem unconditionally.
The expected closing date for the merger is on November 5, 2018.

Auditors’ review report
This interim report has not been subject to specific review by the company’s auditors.

The Board of Directors and CEO declare that the interim report provides a fair overview of the parent company’s and Group’s operations, their financial position and performance, and describes material risks and uncertainties facing the parent company and other companies in the Group.

Stockholm, October 18, 2018
Tele2 AB

Georgi Ganev
Chairman

Sofia Arhall Bergendorff	Anders Björkman	Cynthia Gordon

Lars-Åke Norling	Eamonn O’Hare	Carla Smits-Nusteling

Allison Kirkby
President and CEO

Tele2 – Interim Report January-September 2018 17 (32)

Q3 2018 PRESENTATION
Tele2 will host a presentation, with the possibility to join through a conference call, for the global financial community at 10:00 am CEST (09:00 am BST/04:00 am EDT) on Thursday, October 18, 2018. The presentation will be held in English and also made available as a webcast on Tele2’s website: www.tele2.com.

Dial-in information
To ensure that you are connected to the conference call, please dial in a few minutes before the start of the conference call to register your attendance.

Dial-in numbers
SE: +46 (0) 8 5033 6574
UK: +44 (0) 330 336 9105
US: +1 929 477 0324

CONTACTS	APPENDICES

Erik Strandin Pers
Head of Investor Relations
Telephone: +46 (0) 733 41 41 88

Tele2 AB
Company registration nr: 556410-8917
Skeppsbron 18
P.O. Box 2094
SE-103 13 Stockholm
Sweden
Tel + 46 (0) 8 5620 0060
www.tele2.com

VISIT OUR WEBSITE: www.tele2.com

Unaudited condensed consolidated income statement
Unaudited condensed consolidated comprehensive income
Unaudited condensed consolidated balance sheet
Unaudited condensed consolidated cash flow statement
Unaudited condensed consolidated statement of changes in equity
Notes

TELE2’S MISSION IS TO FEARLESSLY LIBERATE PEOPLE TO LIVE A MORE CONNECTED LIFE. We believe the connected life is a better life, and so our aim is to make connectivity increasingly accessible to our customers, no matter where or when they need it. Ever since Jan Stenbeck founded the company in 1993, it has been a tough challenger to the former government monopolies and other established providers. Tele2 offers mobile services, fixed broadband and telephony, data network services, content services and global IoT solutions. Every day our 17 million customers across eight countries enjoy a fast and wireless experience through our award winning networks. Tele2 has been listed on the NASDAQ OMX Stockholm since 1996. In 2017, Tele2 had net sales of SEK 25 billion and reported an operating profit (EBITDA) of SEK 6.4 billion. For definitions of measures, please see the last pages of the Annual Report 2016. Follow @Tele2group on Twitter for the latest updates.

Tele2 – Interim Report January-September 2018 18 (32)

Unaudited condensed
consolidated income statement

SEK million	Note	2018 Jan 1-Sep 30	2017 Jan 1-Sep 30 (Restated)	2018 Jul 1-Sep 30	2017 Jul 1-Sep 30 (Restated)

CONTINUING OPERATIONS
Revenue	2	19,289	18,215	6,538	6,098
Cost of services provided and equipment sold	3	–11,246	–10,637	–3,754	–3,446
Gross profit		8,043	7,578	2,784	2,652

Selling expenses	3	–2,934	–3,037	–918	–991
Administrative expenses	3	–1,734	–1,741	–648	–563
Result from shares in joint ventures and associated companies		13	1	–1	–
Other operating income		147	92	41	41
Other operating expenses	3	–321	–43	–88	–20
Operating profit		3,214	2,850	1,170	1,119

Interest income		17	16	5	6
Interest expenses	5	–256	–251	–76	–82
Other financial items	4	–327	–297	–162	–172
Profit after financial items		2,648	2,318	937	871

Income tax	4	–680	–569	–264	–184
NET PROFIT FROM CONTINUING OPERATIONS		1,968	1,749	673	687

DISCONTINUED OPERATIONS
Net loss from discontinued operations	11	–648	–577	–145	–123
NET PROFIT		1,320	1,172	528	564

ATTRIBUTABLE TO
Equity holders of the parent company		1,258	1,235	504	566
Non-controlling interests		62	–63	24	–2
NET PROFIT		1,320	1,172	528	564

Earnings per share (SEK)	8	2.50	2.46	1.00	1.12
Earnings per share, after dilution (SEK)	8	2.48	2.44	0.99	1.11

FROM CONTINUING OPERATIONS
ATTRIBUTABLE TO
Equity holders of the parent company		1,906	1,812	649	689
Non-controlling interests		62	–63	24	–2
NET PROFIT		1,968	1,749	673	687

Earnings per share (SEK)	8	3.79	3.60	1.29	1.36
Earnings per share, after dilution (SEK)	8	3.77	3.58	1.28	1.35

Tele2 – Interim Report January-September 2018 19 (32)

Unaudited condensed
consolidated comprehensive income

SEK million	2018 Jan 1-Sep 30	2017 Jan 1-Sep 30 (Restated)	2018 Jul 1-Sep 30	2017 Jul 1-Sep 30 (Restated)

NET PROFIT	1,320	1,172	528	564

OTHER COMPREHENSIVE INCOME
COMPONENTS NOT TO BE RECLASSIFIED TO NET PROFIT
Pensions, actuarial gains/losses	–14	–23	–6	–23
Pensions, actuarial gains/losses, tax effect	3	5	1	5
Components not to be reclassified to net profit	–11	–18	–5	–18

COMPONENTS THAT MAY BE RECLASSIFIED TO NET PROFIT
Exchange rate differences
Translation differences in foreign operations	738	–275	–346	–411
Tax effect on above	–82	86	55	82
Translation differences	656	–189	–291	–329
Hedge of net investments in foreign operations	–160	–	37	37
Tax effect on above	35	–	–8	–8
Hedge of net investments	–125	–	29	29
Exchange rate differences	531	–189	–262	–300

Cash flow hedges
Profit/loss arising on changes in fair value of hedging instruments	–11	15	6	2
Reclassified cumulative loss to income statement	61	53	8	17
Tax effect on cash flow hedges	–13	–15	–3	–4
Cash flow hedges	37	53	11	15

Components that may be reclassified to net profit	568	–136	–251	–285

OTHER COMPREHENSIVE INCOME FOR THE PERIOD, NET OF TAX	557	–154	–256	–303

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	1,877	1,018	272	261

ATTRIBUTABLE TO
Equity holders of the parent company	1,811	1,034	240	228
Non-controlling interests	66	–16	32	33
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	1,877	1,018	242	261

Tele2 – Interim Report January-September 2018 20 (32)

Unaudited condensed
consolidated balance sheet

SEK million	Note	Sep 30, 2018	Dec 31, 2017 (Restated)

ASSETS

NON-CURRENT ASSETS
Goodwill		5,638	5,517
Other intangible assets		4,002	4,044
Intangible assets		9,640	9,561
Tangible assets		8,375	8,692
Financial assets	5	977	794
Capitalized contract costs		324	380
Deferred tax assets	4	1,732	1,911
NON-CURRENT ASSETS		21,048	21,338

CURRENT ASSETS
Inventories		609	689
Current receivables		6,742	6,726
Current investments		3	3
Cash and cash equivalents	6	1,212	802
CURRENT ASSETS		8,566	8,220

ASSETS CLASSIFIED AS HELD FOR SALE	11	10,380	10,166

ASSETS		39,994	39,724

EQUITY AND LIABILITIES

EQUITY
Attributable to equity holders of the parent company		17,037	17,246
Non-controlling interests		–48	–114
EQUITY	8	16,989	17,132

NON-CURRENT LIABILITIES
Interest-bearing liabilities	5	11,097	11,565
Non-interest-bearing liabilities		987	998
NON-CURRENT LIABILITIES		12,084	12,563

CURRENT LIABILITIES
Interest-bearing liabilities	5	2,621	820
Non-interest-bearing liabilities		6,227	7,074
CURRENT LIABILITIES		8,848	7,894

LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE	11	2,073	2,135

EQUITY AND LIABILITIES		39,994	39,724

Tele2 – Interim Report January-September 2018 21 (32)

Unaudited condensed
consolidated cash flow statement
(Total operations)

		2018 Jan 1-Sep 30	2017 Jan 1-Sep 30
SEK million	Note		(Restated)

OPERATING ACTIVITIES
Net profit		1,320	1,172
Adjustments for non-cash items in net profit		3,240	3,341
Changes in working capital		–528	144
Cash flow from operating activities		4,032	4,657

INVESTING ACTIVITIES
Additions to intangible and tangible assets		–2,274	–2,369
Acquisition and sale of shares and participations	9	–97	–8
Other financial assets, received payments		–	20
Cash flow from investing activities		–2,371	–2,357

FINANCING ACTIVITIES
Proceeds from loans	5	1,291	4,188
Repayments of loans	5	–557	–3,038
Dividends paid	8	–2,013	–2,629
Cash flow from financing activities		–1,279	–1,479
NET CHANGE IN CASH AND CASH EQUIVALENTS		382	821

Cash and cash equivalents at beginning of period		802	257
Exchange rate differences in cash and cash equivalents		28	–10
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	6	1,212	1,068

Tele2 – Interim Report January-September 2018 22 (32)

Unaudited condensed consolidated statements of changes in equity

		Sep 30, 2018
		Attributable to equity holders of the parent company
SEK million	Note	Share capital	Other paid-in capital	Hedge reserve	Translation reserve	Retained earnings	Total	Non-controlling interests	Total equity
Equity at January 1		634	7,841	–715	2,506	6,747	17,013	–99	16,914
Restatement	10	–	–	64	147	–264	–53	–15	–68
Change in accounting principles, IFRS 15	10	–	–	–	17	269	286	–	286
Equity at January 1 (post restatement and adoption of IFRS 15)		634	7,841	–651	2,670	6,752	17,246	–114	17,132
Change in accounting principles, IFRS 9		–	–	–	–	–42	–42	–	–42
Equity at January 1 (post restatement and adoption of IFRS 15 and IFRS 9)		634	7,841	–651	2,670	6,710	17,204	–114	17,090

Net profit		–	–	–	–	1,258	1,258	62	1,320
Other comprehensive income for the period, net of tax		–	–	–88	652	–11	553	4	557
Total comprehensive income for the period		–	–	–88	652	1,247	1,811	66	1,877

OTHER CHANGES IN EQUITY
Share-based payments	8	–	–	–	–	25	25	–	25
Share-based payments, tax effect	8	–	–	–	–	10	10	–	10
Dividends	8	–	–	–	–	–2,013	–2,013	–	–2,013
EQUITY AT END OF THE PERIOD		634	7,841	–739	3,322	5,979	17,037	–48	16,989

		Sep 30, 2017
		Attributable to equity holders of the parent company
SEK million	Note	Share capital	Other paid-in capital	Hedge reserve	Translation reserve	Retained earnings	Total	Non-controlling interests	Total equity
Equity at January 1		634	7,836	–680	1,743	8,941	18,474	–278	18,196
Restatement	10	–	–	38	10	–60	–12	–22	–34
Change in accounting principles, IFRS 15	10	–	–	–	13	298	311	–	311
Equity at January 1 (post restatement and adoption of IFRS 15)		634	7,836	–642	1,766	9,179	18,773	–300	18,473

Net profit/loss		–	–	–	–	1,235	1,235	–63	1,172
Other comprehensive income for the period, net of tax		–	–	53	–236	–18	–201	47	–154
Total comprehensive income for the period		–	–	53	–236	1,217	1,034	–16	1,018

OTHER CHANGES IN EQUITY
Share-based payments	8	–	–	–	–	19	19	–	19
Share-based payments, tax effect	8	–	–	–	–	4	4	–	4
Proceed from issuance of shares	8	–	7	–	–	–	7	–	7
Taxes on new share issue costs	8	–	–2	–	–	–	–2	–	–2
Dividends	8	–	–	–	–	–2,629	–2,629	–	–2,629
EQUITY AT END OF THE PERIOD		634	7,841	–589	1,530	7,790	17,206	–316	16,890

Tele2 – Interim Report January-September 2018 23 (32)

Notes

NOTE 1 ACCOUNTING PRINCIPLES AND DEFINITIONS
The interim report for the Group has been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board and the Swedish Annual Accounts Act, and for the parent company in accordance with the Swedish Annual Accounts Act and RFR 2 Reporting for legal entities and other statements issued by the Swedish Financial Reporting Board.
The Consolidated Financial Statements previously issued and prepared in accordance with the International Financial Reporting Standards and interpretations of the IFRS Interpretations Committee as endorsed by the EU as of and for the years ended December 31, 2015, 2016, and 2017 have been restated with respect to certain items within the consolidated income statement, consolidated balance sheet, and consolidated statements of cash flow. The restated Consolidated Financial Statements are presented in the Merger document issued on August 29, 2018. The effects on the nine month period and three month period ended September 30, 2017 are stated in Note 10.
On January 1, 2018 Tele2 changed the accounting principles for revenues from contracts with customers, by applying IFRS 15, with full retrospective application. Description of the changes, as a result of applying IFRS 15, and the effects on the nine month period and three month period ended September 30, 2017 are stated in Note 10.
On January 1, 2018 Tele2 changed the accounting principles for financial instruments, by applying IFRS 9. The accounting policies related to Financial Assets and Liabilities remain consistent with those described in Note 1 of the 2017 Annual Report except for accounts receivables and other receivables, which have been updated as follows in accordance with the adoption of IFRS 9:

■
Tele2’s accounts receivables and other receivables are categorized as “Assets at amortized cost” initially reported at fair value and subsequently at amortized cost. An allowance for expected credit losses is calculated no matter if a loss event has occurred or not. Tele2 applies the simplified approach to recognize expected credit losses for trade receivables and contract assets that result from transactions within the scope of IFRS 15 (Revenues from contracts with customers) and for finance lease receivables. The simplified approach is always based on lifetime expected credit losses considering information about historical data adjusted for current conditions and forecasts of future events and economic conditions. Any impairment loss is reported as an operating expense.

Tele2 has chosen to apply the reliefs in the standard and not restate prior periods. Description of changes as a result of applying IFRS 9 and the effects on the opening balance January 1, 2018 are consistent with those found in Note 35 of the 2017 Annual Report.
The other amendments to IFRSs applicable from January 1, 2018 had no significant effects to Tele2’s financial reports for the nine month period and three month period ended September 30, 2017 and 2018.
In all other respects, Tele2 has presented this interim report in accordance with the accounting policies and principles applied in the 2017 Annual Report. The description of these principles and definitions is found in Note 1 and Note 35 in the Annual Report 2017.
Figures presented in this interim report refer to July 1 – September 30 (Q3), 2018 and continuing operations unless otherwise stated. Figures shown in parentheses refer to the comparable periods in 2017.

NOTE 2 REVENUE
Revenue
	2018	2017	2018	2017
	Jan 1-Sep 30	Jan 1-Sep 30	Jul 1-Sep 30	Jul 1-Sep 30
SEK million		(Restated)		(Restated)

Sweden
Mobile	9,136	8,809	3,023	2,895
Fixed broadband	811	949	262	308
Fixed telephony	230	286	73	90
Other operations	1,493	1,480	470	482
	11,670	11,524	3,828	3,775
Lithuania
Mobile	1,767	1,428	631	510
	1,767	1,428	631	510
Latvia
Mobile	960	841	339	305
	960	841	339	305
Estonia
Mobile	528	511	175	174
Fixed broadband	12	–	4	–
Fixed telephony	2	2	1	–
Other operations	35	32	12	11
	577	545	192	185
Kazakhstan
Mobile	2,266	2,011	795	652
	2,266	2,011	795	652
Croatia
Mobile	1,419	1,232	536	463
	1,419	1,232	536	463
Germany
Mobile	235	254	77	82
Fixed broadband	65	80	21	27
Fixed telephony	112	130	37	41
	412	464	135	150
Other
Mobile	147	110	53	38
Other operations	118	98	45	36
	265	208	98	74
TOTAL
Mobile	16,458	15,196	5,629	5,119
Fixed broadband	888	1,029	287	335
Fixed telephony	344	418	111	131
Other operations	1,646	1,610	527	529
	19,336	18,253	6,554	6,114
Internal sales, elimination	–47	–38	–16	–16
TOTAL	19,289	18,215	6,538	6,098

Tele2 – Interim Report January-September 2018 24 (32)

Mobile revenue split
	2018	2017	2018	2017
	Jan 1-Sep 30	Jan 1-Sep 30	Jul 1-Sep 30	Jul 1-Sep 30
SEK million		(Restated)		(Restated)

Sweden, mobile
End-user service revenue	5,786	5,821	1,950	1,938
Operator revenue	613	641	206	222
Equipment revenue	2,293	1,893	720	584
Other revenue	441	453	146	151
Internal sales	3	1	1	–
	9,136	8,809	3,023	2,895
Lithuania, mobile
End-user service revenue	979	827	342	286
Operator revenue	188	166	70	59
Equipment revenue	579	421	211	160
Internal sales	21	14	8	5
	1,767	1,428	631	510
Latvia, mobile
End-user service revenue	572	494	199	177
Operator revenue	151	158	53	56
Equipment revenue	224	176	83	66
Internal sales	13	13	4	6
	960	841	339	305
Estonia, mobile
End-user service revenue	323	336	109	116
Operator revenue	65	59	22	21
Equipment revenue	136	112	43	35
Internal sales	4	4	1	2
	528	511	175	174
Kazakhstan, mobile
End-user service revenue	1,775	1,544	628	505
Operator revenue	475	450	162	142
Equipment revenue	16	17	5	5
	2,266	2,011	795	652
Croatia, mobile
End-user service revenue	825	670	293	240
Operator revenue	211	195	107	89
Equipment revenue	377	361	134	131
Internal sales	6	6	2	3
	1,419	1,232	536	463
Germany, mobile
End-user service revenue	235	254	77	82
	235	254	77	82
Other, mobile
End-user service revenue	147	110	53	38
	147	110	53	38
TOTAL, MOBILE
End-user service revenue	10,642	10,056	3,651	3,382
Operator revenue	1,703	1,669	620	589
Equipment revenue	3,625	2,980	1,196	981
Other revenue	441	453	146	151
Internal sales	47	38	16	16
TOTAL, MOBILE	16,458	15,196	5,629	5,119

Internal sales
Internal sales within the Tele2 Group are stated below:
	2018	2017	2018	2017
SEK million	Jan 1-Sep 30	Jan 1-Sep 30	Jul 1-Sep 30	Jul 1-Sep 30
Sweden, mobile	3	1	1	–
Lithuania, mobile	21	14	8	5
Latvia, mobile	13	13	4	6
Estonia, mobile	4	4	1	2
Croatia, mobile	6	6	2	3
Total internal sales	47	38	16	16

NOTE 3 SEGMENT REPORTING
Adjusted EBITDA
	2018	2017	2018	2017
	Jan 1-Sep 30	Jan 1-Sep 30	Jul 1-Sep 30	Jul 1-Sep 30
SEK million		(Restated)		(Restated)
Sweden	3,289	3,298	1,181	1,113
Lithuania	613	492	231	174
Latvia	349	301	126	118
Estonia	121	137	46	49
Kazakhstan	740	447	274	168
Croatia	251	148	130	85
Germany	191	190	65	67
Other	–115	–85	–69	–3
Total adjusted EBITDA	5,439	4,928	1,984	1,771

Reconciling items to reported operating profit/loss
	2018	2017	2018	2017
	Jan 1-Sep 30	Jan 1-Sep 30	Jul 1-Sep 30	Jul 1-Sep 30
SEK million		(Restated)		(Restated)
Adjusted EBITDA	5,439	4,928	1,984	1,771

Acquisition costs	–204	–1	–44	–
Integration costs	–150	–136	–111	–25
Challenger program	–	–69	–	–10
Total items affecting comparability	–354	–206	–155	–35

Depreciation/amortization and impairment	–1,884	–1,873	–658	–617
Result from shares in joint ventures and associated companies	13	1	–1	–
Operating profit	3,214	2,850	1,170	1,119

Acquisition costs
	2018	2017	2018	2017
SEK million	Jan 1-Sep 30	Jan 1-Sep 30	Jul 1-Sep 30	Jul 1-Sep 30
Com Hem, Sweden	–204	–	–44	–
TDC, Sweden	–	–1	–	–
Total acquisition costs	–204	–1	–44	–

Acquisition costs are reported as other operating expenses.

Integration costs
	2018	2017	2018	2017
SEK million	Jan 1-Sep 30	Jan 1-Sep 30	Jul 1-Sep 30	Jul 1-Sep 30
TDC, Sweden	–81	–120	–47	–24
Com Hem, Sweden	–69	–	–64	–
Altel, Kazakhstan	–	–16	–	–1
Total integration costs	–150	–136	–111	–25

Reported as:
-cost of services provided	–19	–40	–10	–1
-selling expenses	–18	–23	–4	–
-administrative expenses	–113	–73	–97	–24
Consist of:
-redundancy costs	–15	–57	–10	–
-other employee and consultancy costs	–115	–48	–93	–19
-exit of contracts and other costs	–20	–31	–8	–6

Challenger program: restructuring costs
	2018	2017	2018	2017
SEK million	Jan 1-Sep 30	Jan 1-Sep 30	Jul 1-Sep 30	Jul 1-Sep 30
Costs of services provided	–	–5	–	–1
Selling expenses	–	–1	–	–
Administrative expenses	–	–63	–	–9
Total Challenger program costs	–	–69	–	–10

Consist of:
-redundancy costs	–	–35	–	–4
-other employee and consultancy costs	–	–33	–	–6
-exit of contracts and other costs	–	–1	–	–

The Challenger program ended on December 31, 2017. For additional information, please refer to Note 6 of the 2017 Annual Report.

Tele2 – Interim Report January-September 2018 25 (32)

NOTE 4 OTHER FINANCIAL ITEMS AND TAXES
Other financial items
Other financial items in the income statement consist of the following items.
	2018	2017	2018	2017
SEK million	Jan 1-Sep 30	Jan 1-Sep 30	Jul 1-Sep 30	Jul 1-Sep 30
Change in fair value, earn out Kazakhstan	–281	–292	–155	–171
Exchange rate differences	–21	6	–3	2
EUR net investment hedge, interest component	–1	–2	–	–1
Other financial expenses	–24	–9	–4	–2
Total other financial items	–327	–297	–162	–172

The previous put option obligation in Kazakhstan was in 2016 replaced with an earn-out obligation representing 18 percent economic interest in the jointly owned company in Kazakhstan. To cover for the estimated earn-out obligation, that is based on fair value, the earn-out obligation was on September 30, 2018 valued at SEK 713 (December 31, 2017: 432) million and reported as a financial liability with fair value changes reported as financial items in the income statement. The change in fair value on September 30, 2018 is related to a continuation of the positive trend in the Kazakhstan operation. The fair value estimate is sensitive to changes in key assumptions supporting the expected future cash flows for the jointly owned company in Kazakhstan. A deviation from the current assumptions regarding the fair value would impact the earn-out liability.

Taxes
On June 13, 2018 new tax rules and tax rates were enacted in Sweden. The new rules includes a general limitation on interest deduction and a decrease of the corporate income tax rate from 22 to 20.6 percent. The decrease of the tax rate will take place in two steps and the new tax rules will be effective from January 1, 2019. For the years 2019 and 2020 the tax rate is 21.4 percent and for 2021 and onwards the tax rate is 20.6 percent. Tele2 has in June 2018 recognized a positive one time effect due to the changed tax rules of SEK 20 million. In Q3 2017, taxes were positively affected by a recognition of deferred tax assets in Germany of SEK 62 million.

NOTE 5 FINANCIAL ASSETS AND LIABILITIES
Financing
	Interest-bearing liabilities
	Sep 30, 2018		Dec 31, 2017
			(Restated)
SEK million	Current	Non-current	Current	Non-current
Bonds SEK, Sweden	1,500	7,037	–	8,534
Commercial papers, Sweden	–	–	500	–
Financial institutions	108	2,782	39	1,473
	1,608	9,819	539	10,007
Provisions	162	1,136	97	983
Other liabilities	851	142	184	575
	2,621	11,097	820	11,565
Total interest-bearing liabilities		13,718		12,385

On January 10, 2018 Tele2 announced the merger plan with Com Hem, Sweden. Tele2 has obtained committed financing for the merger in the form of a bridge facility from a group of three banks with conditions to drawdown that are usual and customary for this type of facility. Please refer to Note 9.
As of the date of this report, Tele2 had a credit facility with a syndicate of banks. The facility has a tenor of five years with two one-year extension options. In Q1 2017, the facility was extended with one year to 2022 and in Q1 2018 with additionally one year to 2023. The facility amounts to EUR 760 million and was unutilized on September 30, 2018. In 2016, Tele2 entered into a six-year loan agreement with European Investment Bank (EIB) amounting to EUR 125 million. On April 6, 2018, the EIB facility was utilized by EUR 125 million.
At the time of the acquisition of Tele2 Kazakhstan the company had an existing interest free liability to the former owner Kazakhtelecom. On September 30, 2018 the reported debt amounted to SEK 30 (December 31, 2017: 26) million and the nominal value to SEK 286 (December 31, 2017: 289) million.

Transfer of right of payment of receivables
Tele2 Sweden transfer the right for payment of certain operating receivables to financial institutions. The receiving payment obtained from financial institutions, in relation to the transfer of right of payment of receivables for sold handsets and other equipment, has been netted against the receivables in the balance sheet and resulted in a positive effect on cash flow. The right of payment transferred to third parties without recourse or remaining credit exposure for Tele2 corresponded to SEK 342 (274) million and SEK 1,030 (691) million, respectively, for the three month period and nine month period ended on September 30, 2018.

Classification and fair values
Tele2’s financial assets consist mainly of receivables from end customers, other operators and resellers as well as cash and cash equivalents. Tele2’s financial liabilities consist mainly of loans, bonds and accounts payables. Classification of financial assets and liabilities including their fair value is presented below. During 2018, no transfers were made between the different levels in the fair value hierarchy and no significant changes were made to valuation techniques, inputs used or assumptions except for the adoption from January 1, 2018, of an expected credit loss model for financial assets triggered by IFRS 9.

	Sep 30, 2018
	Assets and liabilities at fair value through profit/loss
SEK million	Derivative instruments designated for hedge accounting	Other instruments (level 3)	Assets at amortized cost	Financial liabilities at amortized cost	Total reported value	Fair value
Other financial assets	–	1	837	–	838	838
Accounts receivables	–	–	2,200	–	2,200	2,200
Other current receivables	13	–	2,736	–	2,749	2,749
Current investments	–	–	3	–	3	3
Cash and cash equivalents	–	–	1,212	–	1,212	1,212
Assets classified as held for sale	–	–	2,231	–	2,231	2,231
Total financial assets	13	1	9,219	–	9,233	9,233

Liabilities to financial institutions and similar liabilities	–	–	–	11,427	11,427	11,568
Other interest-bearing liabilities	117	727	–	149	993	1,025
Accounts payable	–	–	–	1,414	1,414	1,414
Other current liabilities	–	–	–	1,278	1,278	1,278
Liabilities directly associated with assets classified as held for sale	–	–	–	692	692	692
Total financial liabilities	117	727	–	14,960	15,804	15,977

Tele2 – Interim Report January-September 2018 26 (32)

	Dec 31, 2017 (Restated)
	Assets and liabilities at fair value through profit/loss
SEK million	Derivative instruments designated for hedge accounting	Other instruments (level 3)	Assets at amortized cost	Financial liabilities at amortized cost	Total reported value	Fair value
Other financial assets	–	1	658	–	659	659
Accounts receivables	–	–	2,224	–	2,224	2,224
Other current receivables	17	–	2,902	–	2,919	2,919
Current investments	–	–	3	–	3	3
Cash and cash equivalents	–	–	802	–	802	802
Assets classified as held for sale	–	–	2,243	–	2,243	2,243
Total financial assets	17	1	8,832	–	8,850	8,850

Liabilities to financial institutions and similar liabilities	–	–	–	10,546	10,546	10,629
Other interest-bearing liabilities	156	456	–	147	759	790
Accounts payable	–	–	–	1,937	1,937	1,937
Other current liabilities	–	–	–	1,405	1,405	1,405
Liabilities directly associated with assets classified as held for sale	–	–	–	967	967	967
Total financial liabilities	156	456	–	15,002	15,614	15,728

Changes in financial assets and liabilities valued at fair value through profit/loss in level 3 is presented below.
	Sep 30, 2018		Dec 31, 2017
SEK million	Assets	Liabilities	Assets	Liabilities
As of January 1	1	456	1	124
Changes in fair value, earn-out Kazakhstan	–	281	–	332
Other contingent considerations:
-paid	–	–12	–	–8
-other changes	–	2	–	8
As of the end of the period	1	727	1	456

In Q4 2017, a liability was reported for the long-term incentive program (IoTP) for Tele2 employees that has a direct impact on the value creation of Tele2’s IoT business (internet-of-things). The estimated fair value amounted on September 30, 2018 to SEK 3 (December 31, 2017: 3) million. The program is built on transferrable synthetic options. The fair value of the liability is determined with support from an independent valuation institute.
In 2016, a liability was reported for contingent deferred consideration to the former owners of Kombridge, Sweden. In Q1 2018, SEK 12 million of the consideration was settled. The estimated fair value of the deferred consideration amounted on September 30, 2018 to SEK 11 (December 31, 2017: 21) million. The fair value was calculated based on expected future cash flows at which a maximum turnout has been assumed.
Asianet, the former non-controlling shareholder of Tele2 Kazakhstan, has right to 18 percent of the economic interest in the jointly owned company with Kazakhtelecom in Kazakhstan. The estimated fair value of the deferred consideration amounted on September 30, 2018 to SEK 713 (December 31, 2017: 432) million respectively. The fair value was calculated based on expected future cash flows of the jointly owned company, please refer to Note 4.

NOTE 6 RELATED PARTIES
Tele2’s share of cash and cash equivalents in joint operations (Svenska UMTS-nät AB and Net4Mobility HB), for which Tele2 has limited disposal rights was included in the Group’s cash and cash equivalents and amounted at each closing date to the sums stated below.
SEK million	Sep 30, 2018	Dec 31, 2017
Cash and cash equivalents in joint operations	33	67

Kazakhtelecom has 49 percent of the voting rights in the jointly owned company in Kazakhstan. Tele2 and Kazakhtelecom sell and purchase telecommunication services to and from each other. Business relations and pricing between the parties are based on commercial terms and conditions. Apart from transactions with joint operations and previously described transactions, no other significant related party transactions were carried out during 2018. Other related parties are presented in Note 37 of the 2017 Annual Report.

NOTE 7 CONTINGENT LIABILITIES AND ASSETS
SEK million	Sep 30, 2018	Dec 31, 2017
Asset dismantling obligation	159	149
Total contingent liabilities*	159	149

*including discontinued operations

Tele2 has obligations to dismantle assets and restore premises within fixed telephony and fixed broadband in the Netherlands. Tele2 assesses such dismantling as unlikely and consequently only reported this obligation as contingent liabilities.

NOTE 8 EQUITY, NUMBER OF SHARES AND INCENTIVE PROGRAMS
Number of shares
	Sep 30, 2018	Dec 31, 2017
Total number of shares	506,900,012	506,900,012
Number of treasury shares	–3,695,420	–4,144,459
Number of outstanding shares	503,204,592	502,755,553
Number of outstanding shares, weighted average	502,998,367	502,614,759
Number of shares after dilution	506,981,266	505,931,001
Number of shares after dilution, weighted average	506,375,278	505,637,139

In September 2018, 145,831 class A shares were reclassified into class B shares.
As a result of share rights in the LTI 2015 being exercised in May 2018, Tele2 delivered 449,039 B-shares in treasury shares to the participants in the program.
Changes in shares during previous year are stated in Note 24 in the 2017 Annual Report.

Outstanding share right programs
	Sep 30, 2018	Dec 31, 2017
LTI 2018	1,397,884	–
LTI 2017	1,344,837	1,373,574
LTI 2016	1,033,953	1,065,265
LTI 2015	–	736,609
Total outstanding share rights	3,776,674	3,175,448

All outstanding long-term incentive programs (LTI 2016, LTI 2017 and LTI 2018) are based on the same structure and additional information regarding the objective, conditions and requirements related to the LTI programs is stated in Note 33 of the 2017 Annual Report. During the first nine months 2018, the total cost before tax for the long-term incentive programs (LTI) amounted to SEK 46 (31) million.
Tele2 – Interim Report January-September 2018 27 (32)

LTI 2018
At the Annual General Meeting held on May 21, 2018, the shareholders approved a retention and performance-based incentive program (LTI 2018) for senior executives and other key employees in the Tele2 Group. The program has the same structure as last year’s incentive program (LTI 2017). The measurement period for retention and performance-based conditions for LTI 2018 is from April 1, 2018 until March 31, 2021.
Total costs before tax for outstanding rights in the incentive program are expensed over the three-year vesting period. These costs, together with the additional expected allotment in connection with the Com Hem merger, are expected to amount to SEK 112 million, of which social security costs amount to SEK 35 million.
To ensure the delivery of Class B shares under the program, the Annual General Meeting decided to authorize the Board of Directors to resolve on a directed share issue of a maximum of 1,750,000 Class C shares and subsequently to repurchase the Class C shares. The Board of Directors has not yet used its mandate.

LTI 2015
The exercise of the share rights in LTI 2015 was conditional upon the fulfilment of certain retention and performance-based conditions, measured from April 1, 2015 until March 31, 2018. The outcome of these performance conditions was in accordance with below and the outstanding share rights of 449,039 have been exchanged for shares in Tele2 and 7,344 share rights have been exchanged for cash during Q2 2018. The weighted average share price for share rights for the LTI 2015 at date of exercise amounted to SEK 113.41.
	Retention and performance-based conditions	Minimum hurdle (20%)	Stretch target (100%)	Performance outcome	Allotment
Series A	Total Shareholder Return Tele2 (TSR)		≥ 0%	36.7%	100%
Series B	Average normalized Return on Capital Employed (ROCE)	9%	12%	4.7%	0%
Series C	Total Shareholder Return Tele2 (TSR) compared to a peer group	> 0%	≥ 10%	34.2%	100%

Dividend
In May 2018, Tele2 paid to its shareholders a dividend for 2017 of SEK 4.00 (5.23) per share. The dividend paid in 2018 corresponded to a total of SEK 2,013 (2,629) million.

NOTE 9 BUSINESS ACQUISITIONS AND DIVESTMENTS
Acquisitions
Com Hem, Sweden
On January 10, 2018 Tele2 announced the merger plan with Com Hem in Sweden through a statutory merger in accordance with the Swedish Companies Act, creating a leading integrated connectivity provider. The merger was approved by the shareholders in respective companies on September 21, 2018, and will be implemented by Tele2 absorbing Com Hem. Com Hem’s shareholders will receive as merger consideration SEK 37.02 in cash plus 1.0374 B shares in Tele2 for each share in Com Hem outstanding as at completion of the merger. Hence, Com Hem’s shareholders will receive approximately 26.9 percent economic ownership in Tele2 and a total cash consideration of SEK 6.6 billion. On October 8, 2018, the European Commission announced that it has approved the merger of Tele2 and Com Hem unconditionally. The merger is expected to be completed during Q4 2018.
Additional information about acquisitions made in 2017 is provided in Note 15 in the 2017 Annual Report.

Divestments
Please refer to Note 11 discontinued operations.

NOTE 10 RESTATEMENT AND CHANGES IN ACCOUNTING PRINCIPLES
Restatements
The Consolidated Financial Statements previously issued and prepared in accordance with the International Financial Reporting Standards and interpretations of the IFRS Interpretations Committee as endorsed by the EU as of and for the years ended December 31, 2015, 2016, and 2017 have been restated with respect to certain items within the consolidated income statement, consolidated balance sheet, and consolidated statements of cash flow. The restated Consolidated Financial Statements are presented in the Merger document issued on August 29, 2018. The nature and impact of each restatement is described below.

■
Restatement of valuation allowance – deferred tax assets
IAS 12 states that deferred tax assets should be recognized where it is probable that future taxable profit will be available against which the deductible temporary differences can be utilized. IAS 12 states that deferred tax assets should be recognized when utilization is probable, “probable” is commonly interpreted under IFRS as “more likely than not”. When making this assessment items such as certain taxable temporary differences, where appropriate, taxable profit in future periods, and tax planning opportunities are considered.

To properly reflect the probability criteria, Tele2 has restated its consolidated financial statements where previously unrecognized deferred tax assets relating to operations in Luxemburg, which was generating a taxable profit, have been recognized in the opening balance sheet in 2015. The adjustment for Luxembourg amounts to SEK 179 million as of December 31, 2017 and results in an increase in deferred tax assets and retained earnings.

■
Restatement of lease incentive
In 2016, as a result of the renegotiation of a lease contract, Tele2 in the Netherlands recorded SEK 72 million as a reduction in lease expense representing the remaining unamortized lease incentive amount. In accordance with IAS 17 the lease incentive should have continued to be amortized over the remaining life of the renegotiated lease. As a result the unamortized lease incentive has been reversed and administrative expense has been restated accordingly. This restatement impacts discontinued operations and liabilities held for sale.

■
Other restatements
In accordance with presentation requirements under IAS 1, the Company has made certain other adjustments and reclassifications in the income statement and balance sheet for the nine month period and three month period ended September 30, 2017. These restatements do not have a material impact on the balance sheet and income statements for any of the periods presented.

The total impact of restatements on the nine month period and the three month period ended September 30, 2017 are presented in the tables below.

Tele2 – Interim Report January-September 2018 28 (32)

Impact of IFRS 15
On January 1, 2018 Tele2 changed the accounting principles for revenues from contracts with customers, by applying IFRS 15, with full retrospective application. Description of the changes, as a result of applying IFRS 15, and the effects on the nine month period and three month period ended September 30, 2017 are presented in the tables below.

Income statement
	Jan 1-Sep 30, 2017				Jul 1-Sep 30, 2017
SEK million	Restated	Restatements	Change IFRS 15	Reported pre-IFRS 15	Restated	Restatements	Change IFRS 15	Reported pre-IFRS 15
CONTINUING OPERATIONS
Revenue	18,215	6	–173	18,382	6,098	–13	–41	6,152
Cost of services provided and equipment sold	–10,637	9	191	–10,837	–3,446	–3	58	–3,501
Gross profit/loss	7,578	15	18	7,545	2,652	–16	17	2,651
Selling expenses	–3,037	8	–8	–3,037	–991	–	–6	–985
Administrative expenses	–1,741	19	–	–1,760	–563	3	–	–566
Result from shares in joint ventures and associated companies	1	–	–	1	–	–	–	–
Other operating income	92	–	–	92	41	–	–	41
Other operating expenses	–43	–	–	–43	–20	–	–	–20
Operating/loss	2,850	42	10	2,798	1,119	–13	11	1,121
Interest income	16	–	–	16	6	–	–	6
Interest expenses	–251	–21	–	–230	–82	–7	–	–75
Other financial items	–297	–	–	–297	–172	–	–	–172
Profit/loss after financial items	2,318	21	10	2,287	871	–20	11	880
Income tax	–569	–4	2	–567	–184	5	–	–189
NET PROFIT/LOSS FROM CONTINUING OPERATIONS	1,749	17	12	1,720	687	–15	11	691

DISCONTINUED OPERATIONS
Net profit/loss from discontinued operations	–577	–82	–11	–484	–123	1	–8	–116
NET PROFIT/LOSS	1,172	–65	1	1,236	564	–14	3	575

ATTRIBUTABLE TO
Equity holders of the parent company	1,235	–65	1	1,299	566	–14	3	577
Non-controlling interests	–63	–	–	–63	–2	–	–	–2
NET PROFIT/LOSS	1,172	–65	1	1,236	564	–14	3	575

Earnings per share (SEK)	2.46	–0.12	–	2.58	1.12	–0.02	–	1.14
Earnings per share, after dilution (SEK)	2.44	–0.13	–	2.57	1.11	–0.03	–	1.14

FROM CONTINUING OPERATIONS
ATTRIBUTABLE TO
Equity holders of the parent company	1,812	17	12	1,783	689	–15	11	693
Non-controlling interests	–63	–	–	–63	–2	–	–	–2
NET PROFIT/LOSS	1,749	17	12	1,720	687	–15	11	691

Earnings per share (SEK)	3.60	0.04	0.02	3.54	1.36	–0.02	0.02	1.36
Earnings per share, after dilution (SEK)	3.58	0.03	0.02	3.53	1.35	–0.03	0.02	1.36

Tele2 – Interim Report January-September 2018 29 (32)

Balance sheet
	Dec 31, 2017
SEK million	Restated	Restatements	Change IFRS 15	Reported pre-IFRS 15
ASSETS

NON-CURRENT ASSETS
Goodwill	5,517	–	–	5,517
Other intangible assets	4,044	–62	–	4,106
Intangible assets	9,561	–62	–	9,623
Tangible assets	8,692	115	–	8,577
Financial assets	794	–	20	774
Capitalized contract costs	380	–	380	–
Deferred tax assets	1,911	189	–	1,722
NON-CURRENT ASSETS	21,338	242	400	20,696

CURRENT ASSETS
Inventories	689	2	–	687
Current receivables	6,726	–202	27	6,901
Current investments	3	–	–	3
Cash and cash equivalents	802	–	–	802
CURRENT ASSETS	8,220	–200	27	8,393

ASSETS CLASSIFIED AS HELD FOR SALE	10,166	11	104	10,051

ASSETS	39,724	53	531	39,140

EQUITY AND LIABILITIES

EQUITY
Attributable to equity holders of the parent company	17,246	–53	286	17,013
Non-controlling interests	–114	–15	–	–99
EQUITY	17,132	–68	286	16,914

NON-CURRENT LIABILITIES
Interest-bearing liabilities	11,565	52	–	11,513
Deferred tax liability	998	–251	49	1,200
NON-CURRENT LIABILITIES	12,563	–199	49	12,713

CURRENT LIABILITIES
Interest-bearing liabilities	820	24	–	796
Non-interest-bearing liabilities	7,074	169	71	6,834
CURRENT LIABILITIES	7,894	193	71	7,630

LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE	2,135	127	125	1,883

EQUITY AND LIABILITIES	39,724	53	531	39,140

Tele2 – Interim Report January-September 2018 30 (32)

NOTE 11 DISCONTINUED OPERATIONS
Tele2 Netherlands
On December 15, 2017 Tele2 announced that Tele2 and Deutsche Telekom have agreed to combine Tele2 Netherlands and T-Mobile Netherlands. Tele2 will hold a 25 percent share in the combined company and receive a cash payment of EUR 190 million upon closing. The combined company will be a stronger customer champion in the market and enable technology investments to the benefits of the Dutch population.
The establishment of the combined company is subject to regulatory approval by the relevant competition authorities. The transaction is therefore expected to close in Q4 2018. As a part of the agreement, there is a break fee amounting to EUR 25 million that Tele2 will receive, in case the transaction should not be approved by the relevant authorities.
The Dutch operations are reported as discontinued operation as stated below. For 2017, discontinued operation also includes Austria which was sold on October 31, 2017, Russia which was sold in 2013 and Italy which was sold in 2007.

Income statement
	2018	2017	2018	2017
	Jan 1-Sep 30	Jan 1-Sep 30	Jul 1-Sep 30	Jul 1-Sep 30
SEK million		(Restated)		(Restated)

Revenue	4,757	5,025	1,652	1,650
Cost of services provided and equipment sold	–3,306	–3,617	–1,095	–1,185
Gross profit	1,451	1,408	557	465
Selling expenses	–1,368	–1,379	–495	–412
Administrative expenses	–736	–592	–245	–204
Other operating income	2	2	–	–
Other operating expenses	–17	–3	–6	–1
Operating loss	–668	–564	–189	–152
Interest expenses	–2	–14	–	–1
Loss after financial items	–670	–578	–189	–153
Income tax from the operation	–	–20	–	–9
NET LOSS FROM THE OPERATION	–670	–598	–189	–162

Profit/loss on disposal of operation including sales costs and cumulative exchange rate gain	22	21	44	39
-of which Netherlands	–31	–	–8	–
-of which Austria, sold 2017	1	–	–	–
-of which Russia, sold 2013	52	–17	52	1
-of which Italy, sold 2007	–	38	–	38
NET LOSS	–648	–577	–145	–123

Earnings per share (SEK)	–1.29	–1.14	–0.29	–0.24
Earnings per share, after dilution (SEK)	–1.29	–1.14	–0.29	–0.24

Total operating profit/loss
Operating profit from the operation	–668	–564	–189	–152
Profit/loss on disposal of operation including sales costs and cumulative exchange rate gain	22	21	44	39
Total operating loss	–646	–543	–145	–113

Balance sheet
Assets held for sale refer to the Dutch operation.
	Sep 30, 2018	Dec 31, 2017
SEK million		(Restated)

ASSETS
NON-CURRENT ASSETS
Goodwill	1,017	973
Other intangible assets	1,245	1,271
Intangible assets	2,262	2,244
Tangible assets	5,214	5,027
Financial assets	621	550
Capitalized contract costs	204	191
NON-CURRENT ASSETS	8,301	8,012

CURRENT ASSETS
Inventories	81	130
Current receivables	1,998	2,024
CURRENT ASSETS	2,079	2,154

ASSETS CLASSIFIED AS HELD FOR SALE	10,380	10,166

LIABILITIES
NON-CURRENT LIABILITIES
Interest-bearing liabilities	314	251
NON-CURRENT LIABILITIES	314	251

CURRENT LIABILITIES
Non-interest-bearing liabilities	1,759	1,884
CURRENT LIABILITIES	1,759	1,884
LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE	2,073	2,135

Cash flow statement
	2018	2017
	Jan 1-Sep 30	Jan 1-Sep 30
SEK million		(Restated)
Cash flow from operating activities	221	436
Cash flow from investing activities	–884	–740
Cash flow from financing activities	–	–10
NET CHANGE IN CASH AND CASH EQUIVALENTS	–663	–314

Tele2 – Interim Report January-September 2018 31 (32)

(Missing Graphic Reference)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Tele2 AB (publ), has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 17, 2019		Tele2 AB (publ)

	By:	/s/ Stefan Backman
		Name:	Stefan Backman
		Title:	General Counsel